

November 15, 2010

Wei Li
Chief Executive Officer and Director
China VantagePoint Acquisition Company
224 Bloomfield Street, Ste. 2
Hoboken, NJ 07030

> **RE:** **China VantagePoint Acquisition Company**
> **Registration Statement on Form S-1**
> **Filed October 18, 2010**
> **File No. 333-170006**

Dear Mr. Li:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you will not dissolve the company if you fail to consummate a business combination within the time periods set forth in your prospectus and, instead, you will continue in existence as a shell company with no or limited financial resources. Please revise your prospectus throughout to clarify whether you may become a blank check company subject to Rule 419 as a result of your failure to dissolve and, if not, how your offering may be effected in such a manner to avoid the application of Rule 419.

2.   We note that you may repurchase of up to 50% of the subunits sold in this offering with proceeds from the trust account. Please revise your prospectus throughout to clarify whether you may become a blank check company subject to Rule 419 due to such repurchases and, if not, how they will be effected in such a manner to avoid the application of Rule 419.

3.   Please revise your prospectus to clarify how you may continue to repurchase up to 50% of the subunits sold in this offering in the event you structure a business combination providing for a tender offer.

4.   Please clearly highlight throughout the prospectus that, if you do not consummate a business combination within the required time period, you will liquidate the trust account, but you will not liquidate the company, which will continue in existence as a shell company with no or limited financial resources. Disclose that the public shareholders will remain shareholders in the shell company on a substantially diluted basis of one share for every 100 subunits held by them (with all warrants expiring), but that the initial shareholders (consisting of your sponsor and management) will continue to hold the same number of securities representing approximately 96.2% of the issued and outstanding shares. Disclose that your management will have broad discretion to decide on the future of the shell company.

5.   Please disclose why you have structured your offering to be an offering of units that consist of one subunit (of one ordinary share and one-half of a warrant) and one-half of a warrant.

6.   Please disclose whether you intend to register your securities pursuant to Section 12 of the Securities Exchange Act.

7.   Please revise to disclose the legal basis for the manner by which holders seeking to separate their units "will lose a portion of the warrants they would otherwise be entitled to," as you disclose throughout your prospectus.

8.   Please revise your prospectus to clearly indicate whether you will structure a transaction in which warrant holders will receive consideration as a result of the business combination.

9.   Please submit all exhibits as soon as possible so that we may better understand the basis for your disclosure. We must review these documents before the registration statement is declared effective and we may have additional comments.

10.   As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no objections.

Prospectus Cover Page

11.   Please disclose that, unlike other blank check companies, the company does not intend to submit the initial business combination transaction to its stockholders for a vote and

intends to conduct redemptions of up to 66% of the company's publicly-held subunits pursuant to a tender offer.

12.   Please disclose that, unlike other blank check companies, you may use funds in the trust fund to purchase up to 50% of the subunits sold in the offering from 61 days after the offering until the time that any vote is held to approve an initial business combination.

Prospectus Summary, page 1

13.   Please provide a table or chart that clearly lists and summarizes all of the ways you have structured the offering to favor the consummation of a business combination.

14.   Please discuss the circumstances under which you would extend the time to consummate a business combination from eighteen months to twenty-four months. Disclose how you will notify stockholders that the time period has been extended.

15.   Please revise your prospectus to reflect how the effect(s) of your potential repurchases, redemptions and/or tender offer will affect your ability to consummate a business combination, including the number and quality of potential targets.

16.   Please provide summary disclosure here and more detailed disclosure in the risk factors and body of the prospectus of the due diligence you will conduct on target businesses in "Greater China," such as:

*   Whether the target company has the proper business licenses and is operating within the scope of its business licenses;
*   The extent to which the target company and its principals have complied with government regulations;
*   The ability of the target company and its principals to comply with regulations governing foreign investment enterprises and, if applicable, wholly foreign owned enterprises;
*   The organizational structure of the target company before the combination and changes to the structure that must occur prior to and after consummation of a business combination;
*   Whether the target company has effective internal control over financial reporting;
*   The extent to which the target company has people who are knowledgeable about U.S. GAAP and SEC rules and regulations;

17.   Also discuss the challenges associated with investing in a target business in "Greater China," such as:

*   The practical implications to the company and the target company of PRC foreign currency exchange administration rules and PRC regulations of loans and direct investments by offshore holding companies to PRC entities. For example, discuss the limitations on the use of the offering proceeds to fund the target company. Also discuss the ability of the target company to pay dividends to the company;

- Obligations to fund registered capital requirements;
- Tax implications, including the risk that the company would be considered a PRC resident enterprise under Enterprise Income Tax Law; and
- Labor contract laws in the PRC.

Effecting a Business Combination, page 2

18.   Please revise this section, as well as the ones beginning on pages 10 and 61, to indicate the factors you will take into consideration when determining whether to structure the business combination as an acquisition that requires shareholder approval.

19.   We note that you are a company organized under the laws of the Cayman Islands. Please disclose what information you will provide stockholders if you seek shareholder approval and when you will deliver the information in relation to the stockholder vote. Disclose whether you will file the information with the Commission.

20.   We note your disclosure that, unlike many other blank check companies, you are not required to have a shareholder vote to approve your initial business combination, "unless the nature of the business combination would require shareholder approval under applicable Cayman Islands law." Please clarify your disclosure to describe the nature of business combinations deemed as a "scheme of arrangement" subject to shareholder approval pursuant to such law and whether it includes a reverse acquisition. Refer to related disclosure on page 89.

21.   We note herein and on page 26 that you may consider a recapitalization (reverse acquisition) as a possible acquisition transaction. If so, it is unclear to us how this will be consistent with your statement elsewhere in the filing that you will "not acquire less than a controlling interest (typically meaning more than 50% of the voting securities of the target business)." Please expand your disclosure to provide a separate caption for alternative transactions that are not deemed a business combination, including but not limited to a reverse acquisition, and explain how you intend to use the cash proceeds from this offering in such transactions.

22.   Please identify the directors and officers who are nationals or residents of jurisdictions other than the United States and disclose their nationalities and where they reside.

The Offering, page 4

Redemption, page 7

23.   Please clarify whether you may only redeem the outstanding warrants when they are exercisable and there is a current registration statement covering their exercise. Also disclose what factors management will consider in determining whether to require all warrant holders to exercise their warrants on a cashless basis.

Amended and Restated Memorandum and Articles of Incorporation, page 10

24.   You disclose that specific provisions in your Amended and Restated Memorandum and
        Articles of Association may not be amended, that you have been advised that such
        provisions limiting your ability to amend your articles may not be enforceable under the
        laws of the Cayman Islands and that you view these provisions "as obligations to [y]our
        shareholders and will not take any action to amend or waive these provisions." Please
        provide us with an opinion from counsel that discusses the validity and enforceability
        under Caymans Islands law of making these provisions non-amendable. Clarify in your
        disclosure the likelihood that these provisions will not be enforceable and disclose what
        vote or other actions would otherwise be required to amend the provisions. Disclose the
        apparent trend among blank check companies of modifying governing documents in
        order to effectuate a business combination.

Shareholder vote to approve a business combination, page 11

25.   We note your statement on page 11 that "no public shareholder, whether acting singly or
        with any affiliate or other person acting in concert or as a "group" (as defined in Section
        13(d)(3) of the Exchange Act), will be permitted, without your prior written consent, to
        exercise voting rights on any proposal submitted for consideration at a meeting relating to
        a proposed business combination with respect to more than 10% of the shares included in
        the subunits sold in this offering. Accordingly…[such] shares…will remain outstanding
        following the consummation of such business combination in the name of the public
        shareholder(s)." Please provide an opinion from counsel addressing how it is permissible
        under Cayman Islands law to restrict a shareholder's exercise of voting rights when a
        shareholder vote is required.

26.   We note your disclose on page 12 regarding the actions that the company and its officers,
        directors, initial shareholders or their affiliates may take if stockholders vote against a
        proposed business combination, indicate an intention to vote against a proposed business
        combination and/or seek redemption of their subunits. Please revise to indicate how such
        purchases may be effected after a stockholder has already voted or sought redemption for
        their subunits. Disclose whether any purchases may be made at a premium price and
        whether any premium price paid by the company would be in the best interest of the
        stockholders, considering in particular that the remaining stockholders will experience a
        reduction in book value per share compared to the value received by stockholders that
        successfully have their shares purchased at a premium. Indicate if and when the
        company, its officers, directors, initial shareholders or their affiliates would publicly
        disclose the material terms of such transactions.

Permitted purchases of subunits, page 13

27.   Please provide examples that illustrate how the purchase of subunits will impact the redemption threshold and vote required.

Redemption rights, page 14

28.   Please clearly state that you have structured the redemption rights so that public shareholders voting against a proposed business combination will receive less consideration than shareholders who vote for a proposed business combination.

Restrictions on redemption rights in the event a shareholder meeting is held, page 15

29.   We note your statement on page 15 that, by limiting a shareholder's ability to redeem no more than 10% of the subunits sold in this offering, you believe you have limited the ability of a small group of shareholders to block a transaction which is favored by your other public shareholders. Please balance this disclosure by indicating that, by limiting redemptions in such a manner, you are also enabling the company to consummate a transaction opposed by significant public shareholders.

Liquidation of the trust account if no business combination, page 17

30.   Please clearly state that you have structured the liquidation of the trust so that, if a shareholder vote is held and approval is not obtained for a proposed business combination, public shareholders voting against a proposed business combination will receive less consideration than shareholders who vote for a proposed business combination.

Liquidation of the trust account if no business combination, page 17

Survival after liquidation of trust account, page 19

31.   Disclose how the initial stockholders' and underwriters' securities will be treated if the trust is liquidated. Disclose the percentage of the company's shares that they will own after liquidation of the trust account.

Escrow of initial shares, page 19

32.   Please revise the disclosure relating to the escrow of initial shares throughout your prospectus to clarify the operation of the "certain limited exceptions" noted on page 19, and reconcile such statement with that on page 79 asserting that the initial shares owned by your officers and directors will be released from escrow only if a business combination is successfully completed.

Risk Factors, page 23

The liquidity of our securities in the open market may be reduced, page 25

33.   Please revise the subheading to specifically refer to the provisions that may result in decreased liquidity.

Our initial shareholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring a shareholder vote, page 35

34.   Please separate this risk factors into two risk factors: one that discusses control prior to a business combination and one that discusses control if the trust is liquidated.

35.   Please disclose why it is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of a business combination. Disclose the requirements for the election of directors under Cayman Islands law and your governing documents. Clarify whether there are any remedies available under Cayman Islands law to shareholders that may want an annual meeting prior to a business combination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Liquidity and Capital Resources, page 58

36.   We note your statement that you "believe the purchase price of insider warrants and the EBC warrants is greater than or equal to the fair value of such warrant." Tell us the basis for your statement, including your valuation assumptions for such warrants and your assessment as to whether they are compensatory or not.

Proposed Business, page 60

37.   Please provide a section which discusses regulations in "Greater China" that could apply to a target business and the company in connection with a business combination and after a business combination. Identify each regulation and regulatory authority. With respect to each regulation, clearly state how the regulation would impact the business combination, the target company and the company after the business combination. Provide illustrative examples of how each regulation would apply and what its impact would be. Also disclose the consequences of not complying with each regulation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Facsimile: (212) 407-4990